

February 14, 2024

Christy Albeck
Chief Financial Officer
IB Acquisition Corp.
2500 N Military Trail, Suite 160-A
Boca Raton FL 33431

> **Re: IB Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 31, 2024**
> **File No. 333-275650**

Dear Christy Albeck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Inflation Reduction Act of 2022 may result in the imposition of an excise tax on the Company . . ., page 47

1. Please expand your disclosure to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares in connection with a business combination such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

If we are deemed to be an investment company under the Investment Company Act . . ., page 48

2. We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose

the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any rights, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

<u>Management, page 83</u>

3.   We note that you have included disclosure regarding Christy Albeck, your new Chief Financial Officer. Please revise to clearly disclose her business experience during the past five years. Refer to Item 401 of Regulation S-K.

Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cavas S. Pavri, Esq.